SECUR 06003970 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-46398

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue – 11th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Anci (212) 652-3290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 29 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 203 SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Christopher Anci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Capital Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM R. O'CONNELL
NOTARY PUBLIC, State of New York
No. 01OC4632157
Qualified in New York County
Term Expires January 15, 20 07

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX CAPITAL GROUP, INC.

666 Fifth Avenue
New York, NY 10103

****

Statement of Financial Condition

December 31, 2005

****

MATRIX CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	245,992
Due from broker		222,096
Securities owned:		
Marketable, at market value		46,674
Not readily marketable, at estimated fair value		21,000
Prepaid expenses and other receivables		196,364
Prepaid income taxes		6,853
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $30,590		40,698
Deferred tax		20,100
Other assets		9,880
	$	809,657

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	236,952
Stockholders' equity:		
Class A common stock, $0.10 par value; 300,000 shares authorized, 175,840 issued and outstanding		17,584
Class B common stock, $0.10 par value; 100,000 shares authorized		-0-
Additional paid-in capital		702,878
Deficit		(145,832)
		574,630
Less: Treasury stock at cost, 1,000 shares		(1,925)
		572,705
	$	809,657

The accompanying notes are an integral part of this financial statement.

MATRIX CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

Effective February 15, 2005, the Company created a new division engaged in providing administrative and distribution fees for several funds.

Securities Transactions:

Securities transactions and related expenses are recorded on a trade date basis.

Deferred Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost less accumulated depreciation.

Depreciation is computed using accelerated methods over the estimated useful lives of related assets ranging from 5-7 years.

Cash Equivalents:

The Company considers all highly liquid investments with original maturities of less then three months when purchased to be cash equivalents.

Securities Owned:

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RENT:

The Company sublets office space in New York City on a month-to-month basis from an affiliated company which is a shareholder of the Company.

On January 26, 2005 the Company entered into a new lease agreement for office space in Willow Grove, Pennsylvania for a base lease term of 1 year, with a one year option to extend the terms of the lease at the end of the lease term.

Future minimum annual rental payments are as follows:

2006 (one month)	$ 4,500

3. DUE FROM BROKER:

Due from broker consists of the following:

Deposit at clearing broker	$ 200,000
Receivable from clearing broker	22,096
	$ 222,096

4. RELATED PARTY TRANSACTION:

Certain shareholders of the Company are general partners in an investment partnership which utilizes brokerage services of the Company.

5. SECURITIES OWNED:

At December 31, 2005, marketable securities owned consist of trading and investment securities at market values as follows:

	Owned
Money market	$ 25,556
U.S. Treasury Fund	10,564
Corporate equities	10,554
	$ 46,674

Investment in securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2005, these investments in securities at estimated fair values consist of the following:

Corporate warrants	$ 21,000

6. COMMON STOCK OPTIONS:

During the year, certain shareholders had the option to purchase additional shares of the Company's Class A voting common stock as follows:

	Number of Options	Expiration Date	Exercise Price
Class A:			
Class A options at 12/31/04	25,500	3/15/05-12/31/07	$ 26.32
Expiration of options	(22,500)	3/15/05	$ 26.32
Class A options at 12/31/05	3,000	12/31/07	$ 26.32

The terms of the common stock option awards are in effect during the time the shareholders are registered and employed by the Company.

7. INCOME TAXES:

A net deferred tax asset has been established for temporary differences arising from receivables, prepaid expenses, depreciation, accrued expenses and other payables.

The net deferred tax asset at December 31, 2005 consists of the following:

	Amount
Deferred tax liability	$ (54,500)
Deferred tax asset	74,600
Net deferred tax asset	$ 20,100

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2005, the Company had net capital as defined of $275,504 which is $175,504 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $236,952. The Company's net capital ratio was .86 to 1.

9. CONCENTRATION OF CREDIT RISK:

From time to time, the Company has cash in a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2005, the excess amounted to $67,203.

10. OFF-BALANCE-SHEET RISK:

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

11. TREASURY STOCK:

On January 12, 2005, the Company sold 3,800 shares of common stock held in treasury for $100,000.

****

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

****

To the Board of Directors
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 14, 2006